Filed Pursuant to Rule 424(b)(3)

Registration No. 333-182326

PROSPECTUS SUPPLEMENT NO. 9

(To Prospectus Dated July 20, 2012,

Prospectus Supplement No. 1 dated August 3, 2012,

Prospectus Supplement No. 2 dated August 14, 2012,

Prospectus Supplement No. 3 dated November 21, 2012,

Prospectus Supplement No. 4 dated December 14, 2012,

Prospectus Supplement No. 5 dated December 20, 2012,

Prospectus Supplement No. 6 dated January 11, 2013,

Prospectus Supplement No. 7 dated February 1, 2013 and

Prospectus Supplement No. 8 dated February 28, 2013)

GRANDPARENTS.COM, INC.

19,775,632 SHARES OF COMMON STOCK

This Prospectus Supplement No. 9 (this “Supplement”) supplements the Prospectus dated July 20, 2012, Prospectus Supplement No. 1 dated August 3, 2012, Prospectus Supplement No. 2 dated August 14, 2012, Prospectus Supplement No. 3 dated November 21, 2012, Prospectus Supplement No. 4 dated December 14, 2012, Prospectus Supplement No. 5 dated December 20, 2012, Prospectus Supplement No. 6 dated January 11, 2013, Prospectus Supplement No. 7 dated February 1, 2013 and Prospectus Supplement No. 8 dated February 28, 2013 (collectively, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-182326). This Supplement and the Prospectus relate to the resale by the selling security holders identified in the Prospectus (the “Selling Security Holders”) of up to 19,775,632 shares of common stock, par value $.01 per share (“Common Stock”), of Grandparents.com, Inc. (the “Company”) including (i) up to 12,897,172 shares of Common Stock (the “Investor Shares”) issued upon conversion of the Company’s Series B Convertible Preferred Stock, par value $.01 per share, issued pursuant to the Company’s private placement completed on February 23, 2012, (ii) up to 5,588,749 shares of Common Stock (the “Advisory Warrant Shares”) issuable upon the exercise of warrants (the “Advisory Warrants”) issued to the Company’s investment banking advisor as partial compensation for its services in connection with the asset contribution transaction completed on February 23, 2012 and to the investment banking advisor’s assignees, and (iii) up to 1,289,711 shares of Common Stock (the “Placement Agent Warrant Shares” and together with the Advisory Warrant Shares, the “Warrant Shares”) issuable upon the exercise of warrants (the “Placement Agent Warrants” and, together with the Advisory Warrants, the “Warrants”) issued to the Company’s placement agent as partial compensation for its services in connection with the Company’s private placement completed on February 23, 2012 and to the placement agent’s assignees. The Investor Shares and the Warrant Shares (collectively, the “Shares”) are being offered by the Selling Security Holders.

The Company is not selling any of the Shares and, as a result, it will not receive any proceeds from the sale of the Shares covered by the Prospectus and this Supplement other than proceeds in the event that some or all of the Warrants held by the Selling Security Holders are exercised for cash. All of the net proceeds from the sale of the Shares will go to the Selling Security Holders.

This Supplement contains the Current Report on Form 8-K dated March 29, 2013 filed by the Company with the Securities and Exchange Commission on April 4, 2013 and updates, amends and supplements the information included or incorporated by reference in the Prospectus. This Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Supplement. If there is any inconsistency between the information in this Supplement and the Prospectus, you should rely on the information in this Supplement. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in the Shares involves a high degree of risk. You should carefully consider the risk factors beginning on page 3 of the Prospectus before purchasing any Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is April 4, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 29, 2013

Grandparents.com, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-21537	93-1211114
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation)

589 Eighth Avenue, 6th Floor New York, New York	10018
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 646-839-8800

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On March 29, 2013, and effective as of March 28, 2013 (the “Effective Date”), Grand Card, LLC (“Grand Card”), a wholly owned subsidiary of Grandparents.com, Inc. (the “Company”), entered into an Alliance Agreement (the “Agreement”) with Cegedim Inc. (OPUS HEALTH Division) (“Cegedim”) pursuant to which the parties formed an exclusive strategic alliance (the “Alliance”) to develop member benefit programs (the “Programs”) that provide cash rebates and other rewards on the “Grand Card” debit card (the “Card”). Under the terms of the Agreement, Grand Card will act as primary marketer and lead contractor in concluding agreements and arrangements with participating sponsors and other customers and has primary responsibility for marketing and promotion of the programs, membership procurement and procurement of business partners and sponsors. Cegedim will act as the “back-end” provider and shall have primary responsibility for management of sponsor data and the related processing of rebate claims. The Agreement provides that a Steering Committee, comprised of three members appointed by Grand Card and three members appointed by Cegedim, shall have oversight of the Alliance.

The Agreement provides that Cegedim shall be Grand Card’s exclusive manager of the Programs and Grand Card shall exclusively use Cegedim’s claims processing, account management and fee distribution services in connection such Programs. The Agreement also provides that Cegedim will not provide services substantially similar to those provided with respect to the Programs and the Card to any competitor of Grand Card in any territory in which such Programs are rolled out. Cegedim may terminate such exclusivity and non-compete provisions if certain minimum transaction volumes are not met by the end of 2014, 2015 and 2016.

Under the Agreement, revenues derived from the Alliance (after deduction for certain operating costs borne by the parties) shall be allocated 75% to Grand Card and 25% to Cegedim. The Agreement further provides that all costs for marketing and promoting the Programs will be borne by Grand Card and that all other costs and funding of the Programs, subject to certain exceptions, shall be borne 75% by Grand Card and 25% by Cegedim.

The terms of the Agreement also provide that Cegedim shall have an option to purchase a 25% ownership interest in Grand Card at any time within one year of the Effective Date, in which event each party will have equal voting rights over Grand Card and the business and operations of the Alliance will be conducted as an entity controlled 75% of by the Company and 25% by Cegedim.

The term of the Agreement commenced on the Effective Date and will continue for an initial term of four (4) years. The Agreement will automatically renew for successive four-year terms unless fewer than 500,000 Cards have been issued at the time of such renewal or either party provides written notice to the other party of its intent not to renew within 120 days of the end of the then-current term. The Agreement shall also terminate in the event of a material breach if such breach is uncured for a period of 60 days after receipt of written notice from the non-breaching party of such breach. The Agreement also contains customary termination rights upon bankruptcy, insolvency or similar proceedings with respect to a party or in connection with a change in control of a party involving a direct competitor of the other party.

In addition, the Agreement contains representations and warranties, confidentiality requirements, intellectual property and licensing provisions and indemnification obligations customary to agreements similar in nature.

The foregoing description of Agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of the Agreement which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated herein by reference.

Item 8.01	Other Information.

On April 2, 2013, the Company announced by press release that Grand Card and Cegedim formed the Alliance. A copy of the press release is furnished with this Current Report on Form 8-K as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Press Release *

* Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 4, 2013	GRANDPARENTS.COM, INC.

	By:	/s/ Joseph Bernstein
Joseph Bernstein
Co-Chief Executive Officer, Chief Financial Officer and Treasurer